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laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. SVETLANA ROVENSKAYA, ESQ**	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: CRAIG D. LINDER, ESQ.*** PETER P. LINDLEY, ESQ., CPA, MBA KIMBERLY L. RUDGE, ESQ. STUART REED, ESQ. MARC S. WOOLF, ESQ.	DIRECT E-MAIL LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

May 17, 2018

VIA ELECTRONIC EDGAR FILING

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AG Acquisition Group II, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed February 20, 2018
File No. 000-55903

Dear Sir or Madam:

We have electronically filed herewith on behalf of AG Acquisition Group II, Inc. (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form 10 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Laura Anthony dated March 19, 2018. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Description of Registrant’s Securities to be Registered

General, page 18

Comment 1: We note that Section 21 of your Certificate of Incorporation and Section 7.4 of your Bylaws contain forum selection provisions. Please describe these provisions here and include a risk factor to discuss the effects of such provisions on your stockholders.

Response: The Company acknowledges the Staff’s comment and as Section 21 was inadvertently and erroneously included in the Company’s Certificate of Incorporation, the Company has removed such section therefrom, and has filed a copy of its Amended and Restated Certificate of Incorporation as Exhibit 3.3 to Amendment No. 1. Further, as Section 7.4 was inadvertently and erroneously included in the Company’s Bylaws, the Company has removed such section therefrom, and has filed a copy of its Amended and Restated Bylaws as Exhibit 3.4 to Amendment No. 1.

Division of Corporation Finance Office of Transportation and Leisure Securities and Exchange Commission May 17, 2018 Page 2

Comment 2. We note that Section 7.4 of your Bylaws contains a fee-shifting provision. Please revise to disclose here and in your risk factors section this provision, including the types of actions subject to fee shifting, including whether the company intends to apply the provision to claims under federal securities laws, and who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please discuss the validity of Section 7.4 of your bylaws in light of Section 109(b) of the Delaware General Corporate Law.

Response: The Company acknowledges the Staff’s comment and as Section 7.4 was inadvertently and erroneously included in the Company’s Bylaws, the Company has removed such section therefrom, and has filed a copy of its Amended and Restated Bylaws as Exhibit 3.4 to Amendment No. 1.

If the Staff has any comments regarding Amendment No. 1 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

Cc:	Sonia Bednarowski /U.S. Securities and Exchange Commission
Justin Dobbie/U.S. Securities and Exchange Commission